FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Suite 250, 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T7

Telephone: 604-330-8067 and Email: info@foremostlithium.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Foremost Lithium Resource & Technology Ltd. (the “Company”) will be held on Thursday, January 25, 2024, at 10:00 a.m. Pacific Time, at the offices of the Company’s legal counsel, McMillan LLP, located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, for the following purposes:

1.To receive the audited financial statements of the Company for the financial year ended March 31, 2023, the report of the auditor thereon and the related management discussion and analysis;

2.To fix the number of directors to be elected for the ensuing year at five (5);

3.To elect directors of the Company for the ensuing year;

4.To appoint MNP LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing fiscal year and to authorize the directors to set the auditor’s remuneration; and

5.To consider and, if thought fit, to ratify, confirm and approve the Company’s 2023 Stock Incentive Plan as described in more detail in the accompanying Information Circular.

Specific details of the above items of business are contained in the Information Circular (the “Information Circular”) that accompanies this Notice of Meeting (the “Notice”). Together this Notice and the Information Circular will be referred to as the “Information Circular”.  The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Registered Shareholders who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy (the “Proxy”), or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

Non-registered shareholders must follow the instructions set out in the form of Proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting.  If you hold your shares in a brokerage account you are a non-registered (beneficial) shareholder.

Dated at Vancouver, British Columbia, Canada, on this 13th day of December, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

“Jason Barnard”

Jason Barnard
President, Chief Executive Officer and a director

__________

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Suite 250, 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T7

Telephone: 604-330-8067 and Email: info@foremostlithium.com

INFORMATION CIRCULAR
(As at December 13, 2023 (except as otherwise indicated))

This Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management of Foremost Lithium Resource & Technology Ltd. (the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of its shareholders to be held on Thursday, January 25, 2024, at 10:00 a.m. Pacific Time, for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular references to the “Company”, “we” and “our” refer to Foremost Lithium Resource & Technology Ltd.  “Common Shares” means common shares in the capital of the Company.  “Shareholders” means all shareholders of the Company who hold Common Share as either Beneficial Shareholders or Registered Shareholders (each term as defined in this Information Circular).  “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

In-Person Shareholder Meeting

The Meeting will be held at the offices of the Company’s legal counsel, McMillan LLP, located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.  Registered Shareholders (as described in this Information Circular under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the Meeting where they can participate, vote or submit questions.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the Meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to shareholders found in section 9.1.1. of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer

(“NI 54-101”), in the case of Beneficial (also “Non-Registered”) Shareholders, which allow an issuer to deliver an information circular forming part of proxy-related materials to shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met (collectively, the “Notice-and-Access Provisions”).

Notice-and-Access Provisions are a mechanism which allows reporting issuers other than investment funds to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR+ website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail.  Notice-and-Access Provisions can be used to deliver materials for both special and general shareholder meetings.  Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners are entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

Use of Notice-and-Access Provisions reduces paper waste and mailing costs to the issuer.  To utilize Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR+, the Company must send a notice to Shareholders, including Non-Registered Shareholders, indicating that the proxy-related materials have been posted on the website and explaining how a Shareholder can access them or obtain from the Company a paper copy of the information circular.  This Information Circular has been posted in full on the Company’s website at https://www.foremostlithium.com/investors/shareholder-meeting.html and is also available for viewing under the Company’s SEDAR+ profile at www.sedarplus.ca

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice (the “Notice-and-Access Notification”) of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the information circular to be posted on the applicable website and other materials to be delivered to shareholders.  The requirements of that notice, which require the Company to provide basic information about the Meeting and the matters to be voted on, explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and Management Discussion and Analysis (“MD&A”), and explain that the Notice-and-Access Provisions process have been built into the Notice-and-Access Notification. The Notice-and-Access Notification has been delivered to Shareholders by the Company along with the applicable voting document (a form of proxy in the case of Registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

The Company will not rely upon the use of ‘stratification’.  Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to shareholders as described above.  In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting.  No Shareholder will receive a paper copy of the Information Circular from the Company or any intermediary unless such Shareholder specifically requests the same.

This Information Circular is available for review at https://www.foremostlithium.com/investors/shareholder-meeting.html, being the website address to the Company’s annual general meeting page.  Any Shareholder who wishes to obtain a paper copy of the Information Circular should contact the Company, at Suite 250, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, by phone at 604-330-8067 or through email at info@foremostlithium.com.  A Shareholder may also use the number noted above to obtain additional information about Notice-and-Access Provisions.  To ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for them to review the Information Circular and return a proxy or voting instruction form prior to the proxy deadline, it is strongly suggested such Shareholder’s request is received by the Company by no later than December 21, 2023.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company (the “Designated Persons”).  If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the Designated Persons, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting at the Meeting

Registered Shareholders

Registered Shareholders are entitled to vote. A Registered Shareholder is entitled to one vote for each Common Share that such shareholder holds on the record date of December 11, 2023 (the “Record Date”) on the resolutions to be voted upon at the Meeting and any other matters to come before the Meeting.

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting. Registered Shareholders electing to submit a proxy may complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, Odyssey Trust Company (“Odyssey”), 350 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2, by secure online voting, by hand or by mail, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment. Please read and follow the instructions on the proxy carefully and return your proxy before 10:00 a.m. PST on Tuesday, January 23, 2024.

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)any amendment to or variation of any matter identified therein; and

(c)any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the Proxy and, if applicable, for the nominees of management for directors and auditor as identified in the Proxy.

Non-Registered (Beneficial) Shareholders

Beneficial Shareholders

The following information is of significant importance to Shareholders of the Company who do not hold Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”).  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Company shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of intermediaries.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Company shareholders.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders – those who object to their identity being made known to the issuers of securities which they own (called “OBOs”; for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing their identity (called “NOBOs”; for Non-Objecting Beneficial Owners).

These securityholders’ materials are sent to both Registered and Non-registered (Beneficial) Shareholder owners of the securities of the Company.  If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada and in the United States.  Broadridge mails a Voting Instruction Form (a “VIF”) in lieu of a Proxy provided by the Company.  The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you.  To exercise this right insert the name of your desired representative (which may be you) in the blank space provided in the VIF.  Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge’s instructions.  Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (i) have your Common Shares voted at the Meeting as per your instructions; or (ii) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting. A Beneficial Shareholder who receives a VIF cannot use that form to vote Common Shares directly at the Meeting. If you have any questions respecting the voting of shares held through an intermediary, please contact your intermediary for assistance.

Appointment of Proxies

Shareholders have the right to appoint a person (who need not be a shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than Designated Persons named in the enclosed Proxy. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting strike out the printed names of the Designated Persons and insert the name of their nominee in the blank space provided in the Proxy. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions to the nominee on how the Shareholder’s Common Shares should be voted. The nominee should bring personal identification to the Meeting.

A Proxy will not be valid unless it is dated and signed by you or your agent duly authorized in writing or, if you are a corporation, by a director or officer of the corporation duly authorized in writing. The Proxy must be deposited with Odyssey by no later than 10 a.m. Pacific Time on Tuesday, January 23, 2024, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting.  If a Shareholder who has submitted a proxy attends the Meeting, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of applicable provinces of Canada.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of applicable provinces of Canada.  Shareholders should be aware that disclosure requirements under the securities laws of applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended (the “BCA”), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to Odyssey or at the address of the registered office of the Company, located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, at any time up to and including the second last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the second last business day that precedes any reconvening thereof, or in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders who wish to revoke a VIF (as defined herein) or wish to revoke a waiver of their right to receive Meeting materials and to give voting instructions, must contact their intermediary at least seven days prior to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the last completed financial year of the Company, and no proposed nominee for election as a director of the Company, has a material interest in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company was incorporated as a private British Columbia company on August 12, 2011.  The Company is listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol

“FAT”. The Company is subject to the reporting requirements with the United States Securities and Exchange Commission (the “SEC”) under Section 13 of the Exchange Act.  On February 14, 2022, the Company received its trading symbol, “FRRSF”, from the Financial Industry Regulatory Authority (“FINRA”) and, on the same day, the Common Shares were posted for trading on the OTCQB Venture Market (the “OTCQB”), which is operated by the OTC Markets Group Inc.  The Company’s Common Shares began trading on the Nasdaq Capital Market (“NASDAQ”) on August 22, 2023.  The Company is a reporting issuer in British Columbia, Alberta, and Ontario.

The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed December 11, 2023, as the Record Date for determining persons entitled to receive notice of the Meeting.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares are currently posted for trading on CSE and NASDAQ, and the Company is authorized to issue an unlimited number of Common Shares.  As of December 11, 2023, there were 4,866,417 Common Shares without par value issued and outstanding, each carrying the right to one vote.  No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.  There is no other class of shares.

To the knowledge of the directors and executive officers of the Company there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at the Record Date.

The following documents of the Company as filed with the SEC and with the securities commissions or similar regulatory authority in British Columbia, Alberta and Ontario are specifically incorporated by reference into, and form an integral part of, this Information Circular:

•annual audited financial statements of the Company for the year ended March 31, 2023, the report of the Company’s auditor thereon and the related management discussion and analysis, as filed under the Company’s profile at www.sedarplus.ca on July 26, 2023, and

•the Company’s registration statement on Form F-1/A (Amendment No. 6) as filed with the SEC on August 17, 2023, and filed as Offering Material under the Company’s profile at www.sedarplus.ca on August 22, 2023.

A copy of the documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Company, at Suite 250, 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T7, by phone at 604-330-8067 or through email at info@foremostlithium.com. These documents are also available via the internet under the Company’s SEDAR+ profile at www.sedarplus.ca.

VOTES NECESSARY TO PASS RESOLUTIONS

Persons who are Registered Shareholders and Beneficial Shareholders at the close of business on the Record Date will be entitled to receive notice of, attend, and vote at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the ordinary resolutions described herein.  If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

NUMBER AND ELECTION OF DIRECTORS

The Board and management proposes that the number of directors be set at five (5) for the coming year, subject to increases permitted by the Company’s Articles.  As a result, Shareholders will be asked at the Meeting to determine the number of directors of the Company at five (5) and the table below sets out the five individuals nominated by the Board of Directors for election as directors at the Meeting. Unless such authority is withheld, the Designated Persons on the form of Proxy intend to vote for the election of the nominees whose names are set forth below as directors of the Company.

Shareholders may also submit nominations for directors, however, only an individual nominated by Shareholders pursuant to specific requirements set out in the Articles of the Company (the “Articles”) shall be eligible for election as director.  At the Meeting any Shareholder nominations for director not made in accordance with the Articles will not be accepted.

The Articles require that in order to be eligible for election to the Board of Directors at any annual meeting or special meeting of Shareholders, persons must be nominated in accordance with one of the following procedures:

(a)by or at the directors of the Board or an authorized officer, including pursuant to a notice of meeting;

(b)by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA, or a requisition of the shareholders made in accordance with the provisions of the BCA, and such shareholder or shareholders comply with the notice procedures set forth in Article 26.1; or

(c)by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in Article 26.1 and at the close of business on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth in Article 26.1.

Among other things, the Articles set a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and set forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The Articles also require any proposed director nominee, upon request from the Board of Directors, to provide information to the Company as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable Shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.  The Chair of any Shareholders’ meeting at which a Shareholder nomination for director is included in an election of directors has the power and duty to determine whether such nomination was made in accordance with the Articles and, if any proposed nomination is not in compliance with the Articles, to declare that such defective nomination be disregarded.

The foregoing is merely a summary of Article 26.1 of our Articles, is not comprehensive and is qualified by the full text of the section.  A copy of the Articles was filed on December 7, 2022 under the Company’s SEDAR+ profile at www.sedarplus.ca.

Term of Office

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected at the Meeting will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Management Director Nominees

The following table sets out the names of management’s nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s current principal occupation, business or employment (and for the five preceding years for each new nominee), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at December 11, 2023.

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Jason Barnard CEO, President and a director British Columbia, Canada	CEO and President of the Company since December 2, 2022. Mr. Barnard has over 31 years of capital markets experience. Since 2004, he has been self- employed as a private investor where he has been directly involved in raising over $500 million dollars for mining and exploration companies with a focused expertise on Canadian base metal companies.	September 8, 2022	340,850
Michael McLeod(2)(3)(4) Director and Chairman British Columbia, Canada	Mr. McLeod has over 40 years of experience in the corporate financial services industry with a strong network in the capital markets. Michael is a senior director at Morrow Sodali where he advises public companies on corporate governance. He has been a long term member of the Canadian Investor Relations Institute and Governance Professionals of Canada.	December 2, 2022	2,000
Johnathan More(2)(4) Director British Columbia, Canada

Johnathan More brings over 28 years of experience in global capital markets focused primarily on natural resource industries. His distinguished tenure at Canaccord Genuity included many significant achievements and he retired in 2008 as Vice President and Advisor at the Company. Mr. More has been the Chairman & CEO of Starr Peak Mining Ltd., a Canadian company focused on gold exploration since July 2019. Mr. More has been the Chairman and CEO of Power Metals Corp., a Canadian company focused on Lithium, Cesium and Tantalum exploration since January 2012 and the Chairman and a Director of Superior Mining International Corp. since January 2020.

		December 2, 2022	19,000

Andrew Lyons(3)(4) Director British Columbia, Canada	Andrew Lyons has over 30 years’ experience in program and project management in the public markets, financial and technology sectors. He holds a BSc(CS) and BBA from the University of New Brunswick, an MBA from the University of Ottawa and a PMP from the Project Management Institute.	December 10, 2021	10,500
Douglas L. Mason Director British Columbia, Canada	Doug Mason is currently the Chairman and CEO of Magnus Goldcorp Inc. (TSXV: MGI) since November 2013. Mr. Mason was a director of Naturally Splendid Enterprises Ltd. from 2015 to 2019 and served as the CEO from 2017 to 2019. Mr. Mason served as CEO, President and a director of Clearly Canadian Beverage Corporation (NASDAQ: CCBC), a producer of premium beverage products, from 1988 to 2005.	December 4, 2023	2,500

Notes:

(1)Common Shares beneficially owned or controlled are represented on an undiluted basis.

(2)Member of the Company’s Audit Committee.

(3)Member of the Company’s Compensation Committee.

(4)Member of the Company’s Corporate Governance and Nominating Committee.

Biographies of Director Nominees

Jason Barnard – President, Chief Executive Officer and a director

Mr. Barnard has served as President and Chief Executive Officer (“CEO”) since December 2022 and a director since September 2022. Mr. Barnard has over 31 years of capital markets experience. Since 2004, he has been self-employed as a private investor where he has been directly involved in raising over $500 million for mining and exploration companies with a focused expertise on Canadian base metal companies. Mr. Barnard started his career with McDermid St. Laurence Securities in 1991 as a stockbroker with primary focus in mining, and mining exploration companies. Mr. Barnard then worked at Canaccord Genuity from 1997 until 2004. Mr. Barnard holds a Bachelor of Arts degree with a major in Economics from Carlton University and has obtained The Canadian Securities Course license in 1990. He first started working with and financing Foremost Lithium, previously known as Far Resources, with founder, and President Keith Anderson in 2016.

Michael McLeod – Chairman and a director

Mr. McLeod has served as Chairman of the Board since December 2022.  Since December 2021, Mr. McLeod has served as the Senior Director of Morrow Sodali, a leading provider of strategic advice and shareholder engagement services in Canada and internationally. He previously served as the Senior Vice President of Gryphon Advisors Inc. from November 2019 to December 2021 and the Vice President, DF King and AST Trust Company of Canada of AST Trust Company of Canada from 2010 to 2019, each of which also provided strategic advice and shareholder engagement services. Mr. McLeod has over 40 years of experience in the corporate financial services industry with a strong network in the capital markets. He has been a long-term member of the Canadian Investor Relations Institute and Governance Professionals of Canada. Mr. McLeod has served as a global advisor and counseled many boards of directors and management teams on a wide range of topics including corporate governance, capital markets intelligence, M&A transactions, and shareholder engagement and communications.

Johnathan More - Director

Mr. More has served as a director since December 2022. Mr. More brings over 28 years of experience in global capital markets focused primarily on natural resource industries. His tenure at Canaccord Genuity included many significant achievements and he retired in 2008 as Vice President and Advisor at the Company. Mr. More successfully transitioned from the capital markets to the public company sector where he has been responsible for numerous successful transactions in the Canadian marketplace and continues to identify and create new opportunities. He currently serves as Chairman & CEO of Starr Peak mining Ltd, a Canadian company focused on gold exploration. Mr. More is also Chairman of Power Metals Corp., a Canadian company focused on Lithium, Cesium and Tantalum exploration, as well as Chairman and Director of Superior Mining International Corp. since January 2020.

Andrew Lyons - Director

Mr. Lyons was appointed as a director in December 2021 and has over 30 years’ experience in program and project management in the public markets, financial and technology sectors. He holds a BSc(CS) and BBA from the University of New Brunswick, an MBA from the University of Ottawa and a PMP from the Project Management Institute. Mr. Lyons was on the advisory board of Lida Resources before Lida went public and is currently on the advisory board of Lakestone Resources, both Canadian Mining Companies. Mr. Lyons brings proven leadership working at C suite senior management level with corporate experience in the mining sector, utilizing his over 35 years’ experience as an independent consultant, helping drive business forward through development and implementation of enterprise-wide information technology solutions. He most recently consulted with several mining company senior boards to refocus their operations and streamline costs and efficiencies. From September 2011 until May 2021 Mr. Lyons was a consulting Program Manager with Oracle Microsystems of BC.

Douglas L. Mason – Director

Mr. Mason was appointed as a director on December 4, 2023.  Mr. Mason is currently the Chairman of the Board and CEO of Magnum Goldcorp Inc. (TSXV: MGI) and Chairman of the Board of Soft N Dry Diapers Corp.  From 2015 through 2019, Mr. Mason served as a director of Naturally Splendid Enterprises Ltd., a hemp processing and natural food manufacturer, and served as such company’s CEO for a 2-year period from 2017 through 2019.  From 1988 through 2005, Mr. Mason served as the CEO, President and a director of Clearly Canadian Beverage Corporation (NASDAQ: CCBC), a producer of premium beverage products. During his 20 years in the beverage industry, Mr. Mason built a reputation for innovation and has been credited as being one of the pioneers of the New Age Beverage category. Mr. Mason is the past Deputy Chair of the Collingwood School Board of Trustees, a past Chair of the B.C. Sports Hall of Fame and Museum, and of the B.C. Sports Hall of Fame Foundation. He is currently a member of the Board of the Fraser River Sturgeon Conservation Society and remains an active member of the Sports Hall Foundation. He is also an active supporter and recruiter of participants for fund raising events for the Rick Hansen Institute.

Penalties, Sanctions, Bankruptcies and Cease Trade Orders

No proposed director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company, in respect of which this Information Circular is being prepared) that:

(a)was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

MNP LLP, Chartered Professional Accountants, of 1021 Hastings Street West, Suite 2200, MNP Tower, Vancouver, British Columbia, Canada, was appointed auditor of the Company on September 28, 2023.  Shareholders of the Company will be asked at the Meeting to vote for the reappointment of MNP LLP, Chartered Professional Accountants, as auditor of the Company until the next annual general meeting of Shareholders or until a successor is appointed, at a remuneration to be fixed by the Board.

Our Audit Committee recommends the election of MNP LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the Company’s next annual general meeting. The Audit Committee proposes that the Board be authorized to fix the remuneration to be paid to the auditor.

Unless otherwise directed, the persons named in the enclosed form of Proxy intend to vote FOR the appointment of MNP LLP as auditor of the Company until the close of the Company’s next annual general meeting and to authorize the Board to fix their remuneration.

APPROVAL OF 2023 STOCK INCENTIVE PLAN

2023 Stock Incentive Plan

Background and Purpose

On December 12, 2023, our Board of Directors adopted our 2023 Stock Incentive Plan, subject to, and effective upon, the approval of shareholders.  The 2023 Stock Incentive Plan provides flexibility to the Company to grant equity-based incentive awards (each, an “Award”) in the form of stock options (“Option”s), restricted stock units (“RSU”s), preferred stock units (“PSU”s) and deferred stock units (“DSU”s), as described in further detail below.  All future grants of equity-based Awards will be made pursuant to, or as otherwise permitted by, the 2023 Stock Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s prior Option Plan.  The 2023 Stock Incentive Plan supersedes and replaces the Company’s Option Plan, dated as originally adopted by the Board of Directors on November 8, 2021, and ratified by the stockholders of the Company at the Company’s annual general meeting of stockholders held on December 10, 2021.

The purpose of the 2023 Stock Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2023 Stock Incentive Plan by the Board of Directors from time to time for their contributions toward the long-term goals and success of the Company, and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company.

A summary of the key terms of the 2023 Stock Incentive Plan is set out below, which is qualified in its entirety by the full text of the 2023 Stock Incentive Plan which is attached hereto as Schedule “A” and which forms a material part hereof and is incorporated by reference herein.

Key Terms of the 2023 Stock Incentive Plan

Shares Subject to the 2023 Stock Incentive Plan

The 2023 Stock Incentive Plan is a fixed number share plan which provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of Awards granted under it shall not exceed 850,000 Common Shares, subject to the adjustment provisions provided for therein (including those that apply in the event of a subdivision or consolidation of Common Shares).  Such maximum number of Common Shares consisted of (i) 378,800 Common Shares issuable pursuant to Awards previously granted and that remain outstanding under the Company’s Option Plan, which Awards will be covered by the 2023 Stock Incentive Plan upon its ratification by the shareholders, and (ii) 471,200 additional Common Shares that may be issued pursuant to Awards to be granted under the 2023 Stock Incentive Plan.

Administration of the 2023 Stock Incentive Plan

The 2023 Stock Incentive Plan designates the Board of Directors as the initial Plan Administrator (as defined in the 2023 Stock Incentive Plan), subject to the ability of the Board of Directors to delegate from time to time all or any of the powers conferred on the Plan Administrator to a committee of the Board of Directors.  The Board of Directors has resolved to delegate all powers of administration of the 2023 Stock Incentive Plan to the Compensation Committee.

The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive Awards under the 2023 Stock Incentive Plan, the time or times at which Awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any Award, the exercise price of any Award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2023 Stock Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2023 Stock Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2023 Stock Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2023 Stock Incentive Plan.  The extent to which any such individual is entitled to receive a grant of an Award pursuant to the 2023 Stock Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2023 Stock Incentive Plan.  All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2023 Stock Incentive Plan, and will generally be evidenced by an Award agreement.  In addition, subject to the limitations provided in the 2023 Stock Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of Awards, cancel or modify outstanding Awards and waive any condition imposed with respect to Awards or Common Shares issued pursuant to Awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant.  The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the greater of the closing market price of the Shares on (i) the trading day prior to the date of grant of the Options; and (ii) the date of grant of the Options. Subject to any accelerated termination as set forth in the 2023 Stock Incentive Plan, each Option expires on its respective expiry date.  The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options.  Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and the participant.  The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.  The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the 2023 Stock Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award agreement, an exercise notice must be accompanied by payment of the exercise price.  A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the volume weighted average closing price of the common shares on NASDAQ for the five trading days immediately preceding the date of grant (the “Market Price”) of the common shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require.  Subject to the provisions of the 2023 Stock Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period.  The Plan Administrator may, from time to time, subject to the provisions of the 2023 Stock Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year.

The number of RSUs (including fractional RSUs) granted at any particular time under the 2023 Stock Incentive Plan will be calculated by dividing: (a) the amount that is to be paid in RSUs, as determined by the Plan Administrator; by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion.

The Plan Administrator shall have the authority to determine the settlement and any vesting terms applicable to the grant of RSUs, provided that the terms applicable to RSUs granted to U.S. taxpayers comply with Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent applicable.

Upon settlement, holders will redeem each vested RSU for one fully paid and non-assessable Common Share in respect of each vested RSU.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied.  The Plan Administrator may, from time to time, subject to the provisions of the 2023 Stock Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of services rendered by the applicable participant in a taxation year.  The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award agreement.

The Plan Administrator shall have the authority to determine the settlement and any vesting terms applicable to the grant of PSUs, provided that the terms applicable to PSUs granted to U.S. taxpayers comply with Section 409A of the Code, to the extent applicable.  Upon settlement, holders will redeem each vested PSU for one fully paid and non-assessable Common Share in respect of each vested PSU.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date.  The Board of Directors may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board of Directors (the “Director Fees”) that are to be payable in the form of DSUs.  In addition, each director is given, subject to the provisions of the 2023 Stock Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award agreement, DSUs shall vest immediately upon grant.  The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing: (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator; by (b) the Market Price of a Common Share on the date of grant.  Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement.  Any cash payments made under the 2023 Stock Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares.  Dividend equivalents shall vest in proportion to, and settle in the same manner as, the Awards to which they relate.  Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend; by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-Out Periods

In the event an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such Award will be the date that is ten business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the 2023 Stock Incentive Plan does not stipulate a specific term for Awards granted thereunder, as discussed below, Awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company.  All Awards must vest and settle in accordance with the provisions of the 2023 Stock Incentive Plan and any applicable Award agreement, and which Award agreement may include an expiry date for a specific Award.

Termination of Employment or Services

The following describes the impact of certain events upon the participants under the 2023 Stock Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, Award agreement or other written agreement:

(a)Termination for Cause or upon Termination:  Any Option or other Award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the 2023 Stock Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

(b)Termination without Cause:  A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest.  Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the date that is 90 days after the Termination Date.  If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period.  In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date.

(c)Disability:  A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest.  Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option.  Any vested Option may be exercised by the participant at any time until the expiry date of such Option.  Any vested Award other than an Option will be settled within 90 days after the Termination Date.

(d)Death:  A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest.  Any vested Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the first anniversary of the date of the death of such participant.  If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period.  In the case of a vested Award other than an Option, such Award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death.

(e)Retirement:  A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other Awards were originally scheduled to vest.  Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the third anniversary of the participant’s date of retirement.  If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period.  In the case of a vested Award other than an Option, such Award will be settled within 90 days after the participant’s retirement.  Notwithstanding the foregoing, if, following his or her retirement, the participant commences on the Commencement Date (as defined in the 2023 Stock Incentive Plan) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other Award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the 2023 Stock Incentive Plan, except as may be set forth in an employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)the Plan Administrator may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined below); (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of a Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the participant’s rights as of the date of the occurrence of the transaction; (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing; provided that: (A) in taking any of the foregoing actions), the Plan Administrator will not be required to treat all Awards similarly in the transaction; and (B) in the case of Options, RSUs and PSUs held by a Canadian taxpayer, the Plan Administrator may not cause the Canadian taxpayer to receive any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Income Tax Act (Canada)(the “Tax Act”) of the Company or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Company, as applicable, at the time such rights are issued or granted;

(b)if within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2023 Stock Incentive Plan), without any action by the Plan Administrator:

(i)any unvested Awards held by the participant at the Termination Date shall immediately vest; and

(ii)any vested Awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (i) the expiry date of such Award; and (ii) the date that is 90 days after the Termination Date.  Any Award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled; and

(c)unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on NASDAQ, the Company may terminate all of the Awards (other than an Option, RSU or PSU held by a participant that is a resident of Canada for the purposes of the Tax Act) at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes: (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares; (ii) the sale of all or substantially all of the Company’s assets; (iii) the dissolution or liquidation of the Company; (iv)  the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise; (v) individuals who comprise the Board of Directors at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board of Directors, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the Board of Directors determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect.  To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon the death of a participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the 2023 Stock Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the 2023 Stock Incentive Plan or any Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that: (a) no such amendment, modification, change, suspension or termination of the 2023 Stock Incentive Plan or any Award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the 2023 Stock Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements; and (b) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the Code shall be null and void ab initio.

Notwithstanding the above, and subject to the NASDAQ Listing Rules, the approval of shareholders is required to effect any of the following amendments to the 2023 Stock Incentive Plan:

(a)increasing the number of Common Shares reserved for issuance under the 2023 Stock Incentive Plan, except pursuant to the provisions in the 2023 Stock Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)reducing the exercise price of an option Award (for this purpose, a cancellation or termination of an Award of a participant prior to its expiry date for the purpose of reissuing an Award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the 2023 Stock Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(c)extending the term of an Option Award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten business days following the expiry of such a blackout period);

(d)permitting an Option Award to be exercisable beyond ten years from its date of grant (except where an expiry date would have fallen within a blackout period);

(e)increasing or removing the limits on the participation of directors;

(f)permitting Awards to be transferred to a person;

(g)changing the eligible participants; and

(h)deleting or reducing the range of amendments which require approval of the shareholders.

Except for the items listed above, amendments to the 2023 Stock Incentive Plan will not require shareholder approval.  Such amendments include (but are not limited to): (a) amending the general vesting provisions of an Award; (b) amending the provisions for early termination of Awards in connection with a termination of employment or service; (c) adding covenants of the Company for the protection of the participants; (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides; and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards granted to them.

See disclosure under “Securities Authorized for Issuance under Equity Compensation Plans” for further information concerning the 2023 Stock Incentive Plan.

Unless otherwise directed, the persons named in the enclosed form of Proxy intend to vote FOR the ratification of the 2023 Stock Incentive Plan as the new incentive plan of the Company.

CORPORATE GOVERNANCE

General

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their corporate governance practices and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) provides guidance on corporate governance practices.  This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the Company’s shareholders.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.  The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems. Over the last three financial years, the Company has had frequent Board changes, which has made setting goals and long-term objectives challenging at times. Following the Meeting, the Company expects to have stability in its Board with the five management nominee members named to focus on longer term goals and objectives.

The Board delegates the responsibility for managing the day-to-day affairs of the Company to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business. The Board is responsible for protecting shareholders’ interests and ensuring that the incentives of the shareholders and of management are aligned.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions (that are not significant enough to require shareholder approval), acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Company is authorized to act without board approval, on all ordinary course matters relating to the Company’s business.

The Board also monitors the Company’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board is responsible for selecting and appointing senior management and for monitoring their performance.

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 – Audit Committees (“NI 52-110”), whereby a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The independent members of the Board are Michael McLeod, Johnathan More, Doug Mason and Andrew Lyons. Jason Barnard is not independent as he is an officer of the Company.

Directorships

The directors currently serving on the board of directors of other reporting corporations (or equivalent) are set out below:

Name of Director	Name of Reporting Issuer	Exchange
Johnathan More	Starr Peak Mining Ltd. Power Metals Corp. Superior Mining International Corporation	TSX Venture Exchange TSX Venture Exchange TSX Venture Exchange
Christopher MacPherson	Agricann Solutions Corp.	Not applicable
Douglas L. Mason	Magnum Goldcorp Inc.	TSX Venture Exchange

Orientation and Continuing Education

There is no formal orientation or training program for new members of the Board, and the Board considers this to be appropriate, given the Company’s size and current limited operations.

New directors will be briefed on strategic plans, corporate objectives, business risks and mitigation strategies and existing company policies and have the opportunity to become familiar with the Company by meeting with the other directors and with the executive officers and technical advisors. Orientation activities are tailored to the particular needs and experience of each director and the overall needs of the Board. The Board and the proposed nominees are comprised of individuals with varying backgrounds, who have, both collectively and individually, experience in running and managing public companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board has fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law to ensure the Board operates independently of management and in the best interests of the Company. The Board has found that these obligations, combined with the conflict of interest provisions of the BCA, as well as the relevant securities regulatory instruments, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

On January 5, 2023, the Board of Directors adopted a Code of Business Conduct and Ethics which complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002, and any regulations promulgated thereunder by the SEC, and also provides for an enforcement mechanism as required by NASDAQ Listing Rule 5610.  The Code of Business Conduct and Ethics applies to the Company’s directors, the CEO, the Chief Financial Officer (the “CFO”) and all other employees of the Company, and the Board of Directors is responsible for monitoring compliance with the Code of Business Conduct and Ethics.  A copy of the complete text of the Code of Business Conduct and Ethics can be viewed on the Company’s website at https://www.foremostlithium.com/images/pdf/Governance_Documents/2023/Code_of_Conduct.pdf.

Nomination of Directors

On January 5, 2023, the Board of Directors adopted a Corporate Governance and Nominating Committee Charter that complies with the requirements of NASDAQ Listing Rule 5605(e)(2), and has established a corporate governance and nominating committee (the “CG&N Committee”) which operates under its Corporate Governance and Nominating Committee Charter.  The CG&N Committee is currently comprised of Michael McLeod, Andrew Lyons (Chair) and Johnathan More.  The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The corporate governance and nominating committee will be responsible for, among other things: (i) identifying qualified individuals to become Board members, consistent with criteria approved by the Board, (ii) determining the composition of the Board and its committees, (iii) selecting the director nominees for the next annual meeting of shareholders, (iv) monitoring a process to assess Board, committee and management effectiveness, (v) aiding and monitoring management succession planning, and (vi) developing, recommending to the Board, implementing and monitoring policies and processes related to the Company’s corporate governance guidelines.  A copy of the complete text of the Corporate Governance and Nominating Committee Charter can be viewed on the Company’s website at

https://www.foremostlithium.com/images/pdf/Governance_Documents/2023/Foremost_-_Governance_and_Nominating_Committee_Charter_-_January_5.pdf.

Compensation Committee

On January 5, 2023, the Board of Directors adopted a Compensation Committee Charter which complies with the requirements of NASDAQ Listing Rule 5605(d)(1) and the Board of Directors has established a Compensation Committee (the “Compensation Committee”).  The Compensation Committee is comprised of Michael McLeod (Chair), Andrew Lyons and Christopher MacPherson.  Mr. McLeod and Mr. MacPherson each satisfy the “independence” requirements of NASDAQ Listing Rule 5605(a)(2).  A copy of the complete text of the Compensation Committee Charter can be viewed on the Company’s website at https://www.foremostlithium.com/images/pdf/Governance_Documents/2023/Foremost_-_Compensation_Committee_Charter_-_January_5.pdf.

The Compensation Committee will be responsible for, among other things to (i) make recommendations to the Board regarding corporate goals and objectives relevant to the compensation of the Company’s CEO and other senior executive officers of the Company (the “Senior Officers”), evaluate the performance of the CEO and other Senior Officers in light of those goals and objectives and make recommendations to the Board with respect to the compensation level of the CEO and other Senior Officers; (b) make recommendations to the Board with respect to the grant of options under the Company’s Share Option Plan, as amended from time to time or other grants under equity-based plans; (c) recommend to the Board the cash and non-cash compensation policies for the nonemployee directors; (d) make recommendations to the Board with respect to amendments to the Company’s Share Option Plan or other equity-based plans or implementing other equity-based plans; (e) assist the Board in evaluating potential candidates for Senior Officer positions with the Company; (f) review, discuss with management and approve the Company’s disclosures regarding compensation for use in any of the Company’s public disclosure documents, including annual reports, including on Form 10-K, Form 20-F or Form 40-F, as applicable, as and to the extent required by the SEC, annual information forms, registration statements, information circulars, proxy statements or similar information statements and otherwise as required under Canadian or United States securities laws and prepare and review the statement of executive compensation included the Company’s information circular and proxy statement with respect to its annual meeting in accordance with applicable securities laws, rules and regulations in effect from time to time; and (g) produce a compensation committee report on executive officer compensation as required by applicable securities laws.

Audit Committee

Audit Committee Charter

On January 5, 2023, the Board of Directors adopted a new Audit Committee Charter. The full text of the Company’s Audit Committee Charter is attached as Schedule “B” hereto.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of Christopher MacPherson (Chair), Johnathan More and Michael McLeod. All members of the Audit Committee are Independent and Financially Literate, as those terms are defined in NI 52-110.  In addition, each of Messrs. MacPherson, More and McLeod satisfy the “independence” requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended and NASDAQ Listing Rule 5605(c)(2).  The Board of Directors has determined that Mr. MacPherson qualifies as an “audit committee financial expert”.

Other Board Committees

The Board has no other committees other than the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the Board of Directors and management and the strategic direction and processes of the Board of Directors and its committees on an ongoing basis.

NASDAQ Corporate Governance

The Company complies with corporate governance requirements of the NASDAQ Listing Rules.  The Company is a “foreign private issuer” as defined under Rule 3b-4 promulgated under the Exchange Act.  As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the NASDAQ Listing Rules and may follow home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in Rule 5250(d).  The Company has reviewed the NASDAQ corporate governance requirements and confirms that the Company is in compliance with the NASDAQ corporate governance standards in all significant respects.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

In this section “Named Executive Officer” (“NEO”) means the Company’s Chief Executive Officer (again, the CEO), the Company’s Chief Financial Officer (again, the CFO) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds CAD$150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Unless stated otherwise, all amounts herein are reported in Canadian dollars.  As at March 31, 2023, the Company’s functional currency is the Canadian dollar, and the presentation currency is Canadian dollars.

Jason Barnard, President and CEO, Cyrus Driver, former CFO, John Gravelle, former executive Chairman, President and CEO, Andrew Lyons, former CFO, Scott Taylor, former President and CEO, John Gammack, former President and CEO, and Robert Dinning, former CFO; are each a NEO of the Company for purposes of the following disclosure.

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements.  It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in our fiscal year ended March 31, 2023 with respect to our NEOs.  When determining the compensation arrangements for the NEOs, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Elements of Compensation

The compensation paid to NEOs in any year to date consists of two primary components:

(a)base salary; and

(b)long-term incentives in the form of stock options (each, again an Option) granted under our 2021 Stock Option Plan (the “Option Plan”), and performance stock units (each, again a PSU) granted under our 2022 performance stock unit plan (the “PSU Plan”).

The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to our Company based on his or her role, skill, performance, contributions, leadership and potential.  It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent.  Base salaries for the NEOs are intended to be reviewed annually.  Any change in base salary of a NEO is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Stock Option and PSU Awards

Options and PSUs have been determined by the Company’s directors and are only granted in compliance with the terms of the respective plan and with applicable laws and regulatory policy. The policies of the CSE limit the granting of Options and PSUs to employees, officers, directors and consultants of the Company and provide limits on the length of term, number and exercise price of such options. The Company received shareholder approval for the Option Plan at its annual general meeting of shareholders held on December 10, 2021.

The PSU Plan was approved and implemented by the Company’s directors effective January 17, 2022. At the Company’s annual general and special meeting held on December 2, 2022, the shareholders voted against ratification of the PSU Plan. On December 7, 2022, an aggregate of 10,000,000 previously issued and unvested PSUs were forfeited. On January 6, 2023, an aggregate of 500,000 outstanding vested PSUs were redeemed, following which there were no longer any PSUs issued and outstanding under the PSU Plan. On January 5, 2023, the Board resolved to terminate the PSU Plan.

Actions, Policies and Decisions made following March 31, 2023

•Bal Bhullar appointed as Chief Financial Officer and Corporate Secretary, effective September 7, 2023.

•Cyrus Driver resigned as Chief Financial Officer of the Company, effective September 7, 2023.

•Christina Barnard appointed as Chief Operating Officer, effective September 28, 2023.

•Douglas Mason appointed to the Board of Directors of the Company effective December 4, 2023.

Option-Based Awards

2021 Stock Option Plan

Under the Option Plan, the total number of common shares that may be reserved for issuance as Options will be 10% of the issued and outstanding common shares of the Company at the time of grant. The Option Plan complies with the current policies of the CSE.

All Options are non-assignable and non-transferable (except that the Eligible Person’s heirs or administrators can exercise any portion of the outstanding Option, up to one year from such person’s death).

The exercise price of Options granted under the Option Plan will be determined by the Board. The exercise price for Options must not be lower than the greater of the closing market prices of the common shares on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

Options to acquire more than 5% of the issued and outstanding common shares may not be granted to any one person in any 12-month period.

The term of any Options granted under the Option Plan will be fixed by the Board and may not exceed ten years. Should an Eligible Person cease to qualify as an Eligible Person under the Option Plan prior to expiry of the term of their respective Options, those Options will terminate at the earlier of: (i) the end of the period of time permitted for exercise of the Option; or (ii) a “reasonable period” not to exceed one year after the option holder ceases to be an Eligible Person for any reason other than death, disability or just cause. If such cessation as an Eligible Person is on account of disability or death, the Options terminate on the first anniversary of such cessation, and if it is on account of termination of employment for just cause, the Options terminate immediately.

The Option Plan also provides for adjustments to outstanding Options in the event of alteration in the capital structure of the Company, merger or amalgamation involving the Company or the Company’s entering into a plan of arrangement. The Option Plan provides for certain instances (i.e., merger transactions and change of control) where all Options outstanding but not yet vested under the Stock Option Plan shall become immediately exercisable.

The Board may, at their discretion at the time of any grant, impose a schedule over which period of time Options will vest and become exercisable by the Eligible Person. If an Option is cancelled before its expiry date, the Company may not grant new Options to the same holder until 30 days have elapsed from the date of cancellation.

Subject to any required approval of the CSE, the Board may terminate, suspend or amend the terms of the Option Plan, provided that for certain amendments, the Board must obtain shareholder approval.

The Board of Directors have proposed the 2023 Stock Incentive Plan for approval at the Meeting, as more fully described above. If approved, the 2023 Stock Incentive Plan will supersede and replace the Stock Option Plan.

2022 Performance Stock Unit Plan

Under the terms of the Company’s prior PSU Plan, as amended September 7, 2022, each granted PSU is a right granted to a recipient to acquire and be issued a common share of the Company, subject to vesting upon the achievement of performance based goals applied to the operation of the Company or any subsidiary, within a defined performance period (“Vesting Criteria”), as determined by the Company’s Board and set forth in a PSU award agreement between the Company and the recipient at the time of the grant of the PSU (the “PSU Holder”).  Upon the achievement of the Vesting Criteria, the PSU award become redeemable by the PSU Holder.  Upon redemption, the PSU Holder is entitled to receive and be issued one common share for each PSU so redeemed, at a deemed price equal to the last closing price of the common shares on the business day prior to redemption.

The PSU Plan was approved and implemented by the Company’s Board effective January 17, 2022. At the Company’s annual general and special meeting held on December 2, 2022, the shareholders voted against ratification of the PSU Plan. On December 7, 2022, an aggregate of 10,000,000 previously issued unvested PSUs were forfeited. On January 6, 2023, an aggregate of 500,000 outstanding vested PSUs were redeemed, following which there were no longer any PSUs issued and outstanding under the PSU Plan. On January 5, 2023, the Board resolved to terminate the PSU Plan.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company from at least April 1, 2019 to March 31, 2023 with a cumulative total shareholder return to the CSE Composite Index over the same period.

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Foremost Lithium Resource & Technology Ltd.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the NEOs set out below and includes amounts paid to affiliates of the NEOs for services provided by the NEOs:

Named Executive Officer and Principal Position	Year Ended March 31	Salary ($)	Share based awards ($)	Option based awards ($)(1)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
Jason Barnard2) President and CEO	2023 2022 2021	90,000 Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	90,000 Nil N/A
John Gravelle(3) Former President and CEO	2023 2022 2021	58,250 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	58,250 N/A N/A
Cyrus Driver(4) Former CFO	2023 2022 2021	18,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	18,000 N/A N/A
Andrew Lyons(5) Former CFO	2023 2022 2021	96,000 12,000 N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	96,000 12,000 N/A
Scott Taylor(6) Former President and CEO	2023 2022 2021	51,569 50,664 N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	51,569 50,664 N/A
John Gammack(7) Former President and CEO	2023 2022 2021	N/A 75,150 5,000	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A 83,500(8) Nil	N/A 158,650(8) 5,000
Robert Dinning(9) Former CFO	2023 2022 2021	N/A 75,150 5,000	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A 66,800(10) Nil	N/A 141,950(10) 5,000

Notes:

(1)Option-based awards represent the fair value of Options granted in the year under our Option Plan.  The fair value of Options granted is calculated as of the grant date using the Black-Scholes option pricing model.  For discussion of the assumptions made in the valuation, refer to Note 10 to our audited financial statements for our fiscal year ended March 31, 2023.

(2)Mr. Barnard was appointed Interim President and CEO on December 2, 2022 and a director on September 7, 2022. The Company appointed Mr. Barnard to the role of President and CEO on January 24, 2023, thereby removing the interim designation previously in place.

(3)Mr. Gravelle became a director on April 18, 2022. Mr. Gravelle was appointed as Executive Chairman on May 10, 2022, and he became President and CEO on June 8, 2022.  Mr. Gravelle ceased to serve as President and CEO on September 29, 2022 and cease to serve as the Executive Chairman on December 7, 2022.

(4)Mr. Driver was appointed as CFO on January 1, 2023. Mr. Driver ceased to serve as CFO on September 6, 2023.

(5)Mr. Lyons became a director on December 10, 2022 and was appointed as CFO on January 10, 2022. Mr. Lyons ceased to serve as CFO on January 1, 2023.

(6)Mr. Taylor became President, CEO and a director on December 10, 2021. Mr. Taylor ceased to be CEO and President on June 8, 2022 and ceased to be a director on August 19, 2022.

(7)Mr. Gammack ceased to be the President, CEO and a director on December 10, 2021.

(8)Disclosure in the Company’s Management Information Circular dated November 3, 2021, prepared by former management, discloses that, subsequent to March 31, 2021, the then CEO (being Mr. Gammack) was granted a bonus for services performed during the year ended March 31,2021. The amount of the cash payment received by Mr. Gammack was $83,500. During the year ended March 31, 2023, the Company reached an agreement with Mr. Gammack to settle all prior claims respecting compensation on termination.

(9)Mr. Dinning ceased to be the CFO and a director on December 10, 2021.

(10)Disclosure in the Company’s Management Information Circular dated November 3, 2021, prepared by former management, discloses that, subsequent to March 31, 2021, the then CFO (being Mr. Dinning) was granted a bonus for services performed during the year ended March 31, 2021. The amount of the cash payment received by Mr. Dinning was $66,800.  During the year ended March 31, 2023, the Company reached an agreement with Mr. Dinning to settle all prior claims respecting compensation on termination.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all Option-based awards of each NEO outstanding pursuant to the Option Plan as at March 31, 2023:

	Option-Based Awards
Name of NEO	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money Options(*) ($)
Jason Barnard	Nil	Nil	Nil	Nil
Cyrus Driver	10,000	9.50	12/13/2025	Nil
Andrew Lyons	20,000	9.00	12/02/2025	Nil

Note:

(*)The value is the difference between the CSE closing price of $8.50 per Common Share at March 31, 2023 and the exercise price of the Options.

Outstanding Share-Based Awards

As of March 31, 2023, there were no outstanding share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under Option Plan awards during the financial year ended March 31, 2023, for each NEO:

Name of NEO	Option-based awards – Value vested during the year(*) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jason Barnard	Nil	Nil	Nil
Cyrus Driver	Nil	95,000	Nil
Andrew Lyons	Nil	180,000	Nil

Note:

(*)The amount represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of our Common Shares on the CSE on the vesting date and the exercise price of the Options, multiplied by the number of Options that have vested.

Pension Plan

The Company has no pension plans for its directors, officers or employees.

Termination and Change of Control Benefits

Jason Barnard

On May 10, 2023, the Company entered into an executive employment agreement with Jason Barnard to serve as Chief Executive Officer, providing for compensation at an initial annual base salary of $180,000. The employment agreement provides that Mr. Barnard’s annual base salary will increase to $270,000 upon the successful listing of the Company’s common shares on Nasdaq, and that the Board will review the annual base salary within one month of a successful Nasdaq listing, and annually or as otherwise determined by the Board during the term of the agreement. Mr. Barnard’s agreement also provides that he is eligible to be granted equity compensation at the sole discretion of the Board. In addition, the Company will reimburse Mr. Barnard for reasonable travelling and other business expenses in connection with the performance of his duties. Mr. Barnard may terminate the agreement upon two months’ notice to the Company, and the Company may terminate Mr. Barnard at any time. Notwithstanding the foregoing, in the event of a termination by the Company without just cause, the Company has agreed to pay to Mr. Barnard as severance a lump sum payment in the amount equal to 12 months of his annual base salary in effect at the time of his termination. In the event of a termination by the Company within twelve months following a change in control, the Company has agreed to pay to Mr. Barnard as severance a lump sum payment in the amount equal to 24 months of his annual base salary in effect at the time of his termination.

Baljinder Bhullar

On or around September 4, 2023, the Company entered into an executive employment agreement with Baljinder Bhullar to serve as Chief Financial Officer providing for compensation at an initial annual base salary of $220,000. The employment agreement provides that the Board will review the annual base salary annually or as otherwise determined by the Board during the term of the agreement. Ms. Bhullar’s agreement also provides that she is eligible to be granted equity compensation at the sole discretion of the Board. In addition, the Company will reimburse Ms. Bhullar for reasonable travelling and other business expenses in connection with the performance of her duties. Ms. Bhullar may terminate the agreement upon eight weeks’ notice to the Company, and the Company may terminate Ms. Bhullar at any time. Notwithstanding the foregoing, in the event of a termination by the Company without just cause, the Company has agreed to pay to Ms. Bhullar as severance a lump sum payment in the amount equal to 12 months of her annual base salary in effect at the time of his termination. In the event of a termination by the Company within twelve months following a change in control, the Company has agreed to pay to Ms. Bhullar as severance a lump sum payment in the amount equal to 24 months of her annual base salary in effect at the time of his termination.

Christina Barnard

On May 10, 2023, the Company entered into an executive employment agreement with Christina Barnard to serve as Vice President, Operations, providing for compensation at an initial annual base salary of $120,000. The employment agreement provides that Mrs. Barnard’s annual base salary will increase to $168,000 upon the successful listing of the Company’s common shares on Nasdaq, and that the Board will review the annual base salary within one month of a successful Nasdaq listing, and annually or as otherwise determined by the Board during the term of the agreement. Mrs. Barnard’s agreement also provides that she is eligible to be granted equity compensation at the sole discretion of the Board. In addition, the Company will reimburse Mrs. Barnard for reasonable travelling and other business expenses in connection with the performance of her duties. Mrs. Barnard may terminate the agreement upon four weeks’ notice to the Company, and the Company may terminate Mrs. Barnard at any time. Notwithstanding the foregoing, in the event of a termination by the Company without just cause, the Company has agreed to pay to Mrs. Barnard as severance a lump sum payment in the amount equal to 9 months of her annual base salary in effect at the time of his termination. In the event of a termination by the Company within twelve months following a change in control, the Company has agreed to pay to Mrs. Barnard as severance a lump sum payment in the amount equal to 18 months of her annual base salary in effect at the time of his termination.

Director Compensation

The Board is responsible for determining director compensation.  As noted in the table below, during the fiscal year ended March 31, 2023, Mr. Lyons, a director, was paid a monthly fee of $5,000 per month.

Directors of the Company have not typically been paid fees in respect of their roles as directors during the last two financial year ends. Directors and Officers have in the past, and may in the future receive stock options under the 2023 Stock Incentive Plan, if ratified by shareholder, or the Option Plan, as determined by the Board from time to time.

Director Compensation for Fiscal 2023

The following table sets forth all compensation for services as a director to the Company during the fiscal year ended March 31, 2023 in respect of the directors set out below, which for those directors who are NEOs excludes compensation for services provided as an NEO:

Name	Year	Salary ($)	Share- based Awards ($)(1)	Equity Incentive Awards ($)(2)	All Other Compensation ($)	Total Compensation ($)
Jason Barnard	2023	90,000	Nil	Nil	Nil	90,000
Michael McLeod	2023	20,000	Nil	108,471	25,000	153,471
Johnathan More	2023	12,000	Nil	31,903	Nil	43,903
Christopher MacPherson	2023	12,000	Nil	127,613	Nil	139,613
Andrew Lyons	2023	96,000	73,098	127,613	Nil	296,711

Notes:

(1)Share-based awards represent the fair value of PSUs that vested during the year ended March 31, 2023 granted in the year under the Option Plan.  The fair value of PSUs was calculated as of the grant date using the Monte Carlo pricing model.

(2)Option-based awards represent the fair value of Options granted in the year under the Option Plan.  The fair value of Options granted is calculated as of the grant date using the Black-Scholes option pricing model.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all Option-based awards outstanding as at March 31, 2023 financial year-end, for each director who was not a NEO of the Company:

	Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money Options(*) (CAD$)
Michael McLeod	8,000 17,000	13.75 9.00	09/06/2025 12/02/2025	Nil Nil
Johnathan More	20,000 5,000	12.75 9.00	09/02/2025 12/02/2025	Nil Nil
Christopher MacPherson	20,000	9.00	12/02/2025	Nil
Andrew Lyons	20,000	9.00	12/02/2025	Nil

Note:

(*)The value is the difference between the CSE closing price of $8.50 per Common Share at March 31, 2023 and the exercise price of Options.

Outstanding Share-based Awards

As of March 31, 2023, there were no outstanding share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended March 31, 2023 for each director, excluding a director who is already set out in disclosure above as an NEO:

Name	Option-based Awards – Value vested during the year(*) ($)	Share-based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael McLeod	Nil	Nil	Nil
Johnathan More	Nil	Nil	Nil
Christopher MacPherson	Nil	Nil	Nil
Andrew Lyons	Nil	Nil	Nil

Note:

(*)The amount represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of our Common Shares on the CSE on the vesting date and the exercise price of the Options, multiplied by the number of Options that have vested.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Options and PSUs have been determined by the Company’s directors and are only granted in compliance with the terms of each plan and with applicable laws and regulatory policy. The policies of the CSE limit the granting of Options and PSUs to employees, officers, directors and consultants of the Company and provide limits on the length of term, number and exercise price of Options. The Company received shareholder approval for its Option Plan at its last annual general and special meeting of shareholders held on December 2, 2022.  The PSU Plan was approved and implemented by the Company’s directors effective January 17, 2022.  At the Company’s annual general and special meeting held on December 2, 2022, the shareholders voted against ratification of the PSU Plan.  On December 7, 2022, an aggregate of 10,000,000 previously issued and unvested PSUs were forfeited.  On January 6, 2023, an aggregate of 500,000 outstanding vested PSUs were redeemed, following which there were no longer any PSUs issued and outstanding under the PSU Plan.  On January 5, 2023, the Board resolved to terminate the PSU Plan.

Equity Compensation Plan Information

The following table sets forth, as at March 31, 2023, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding stock options, warrants and rights	Weighted-average exercise price of outstanding stock options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	211,300	10.81	185,661
Equity compensation plans not approved by securityholders	-	-	-
Total	211,300	10.81	185,661

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the Company’s most recently completed fiscal year ended March 31, 2023, or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of our last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of our subsidiaries.

An “informed person” means:

(a)a director or executive officer of the Company;

(b)a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)the Company if it has purchased, redeemed or otherwise acquired any of its securities, so long as it holds any of its securities.

Related party transactions effected or paid during the fiscal year ended March 31, 2023

For the year ended March 31, 2023
Paid or accrued to:	Management and director fees	Investor relation fees	Consulting fees	Share-based payments	Total
Key management personnel:
Former CEO	$58,250	$ -	$ -	$ -	$58,250
Corporation owned by a former CEO	51,569	-	-	194,929	246,498
Former CFO and current Director	96,000	-	-	200,712	296,712
Former Director	24,000	-	-	73,098	97,098
A company in which a Director has an interest	-	66,530		-	66,530
Current CEO	90,000	-	-	-	90,000
An Officer of the Company	-	-	40,000	-	40,000
Current CFO	18,000			67,290	85,290
Current Director	20,000	-	25,000	108,471	153,471
Current Director	12,000	-	-	31,903	43,903
Current Director	12,000	-	-	127,613	139,613
	$381,819	$ 66,530	$ 65,000	$ 804,016	$1,317,365

During the year ended March 31, 2023, the Company’s stock-based compensation expense included $804,016 relating to Options and PSUs granted to current and former directors, officers and companies controlled by them and vested through the year.

For the year ended March 31, 2022
Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
CEO	$50,664	$607,784	$658,448
CFO	12,000	227,919	239,919
Director	12,000	227,919	239,919
Former CEO	158,650	-	158,650
Former CFO	141,950	-	141,950
	$375,264	$1,063,622	$1,438,886

During the year ended March 31, 2023, the Company entered into a loan agreement with Jason and Christina Barnard, directors and officers of the Company and related parties, to borrow $1,145,520, inclusive of a prior advance of $145,520 included in accounts payable and accrued liabilities owing to a director of the Company. The loan accrues interest at a rate of 8.35%, payable monthly, and matures on May 10, 2023. The Company paid an aggregate of $88,000 in interest during the year ended March 31, 2023.

The amounts due to related parties included in accounts payable and accrued liabilities are as follows:

	As at March 31, 2023	As at March 31, 2022
Due to corporation owned by a former CEO	$27,000	$-
Due to a former CFO	3,262	30
Due to a corporation owned by a former CEO	-	80,997
Due to a former director of the Company	18,000	18,000
Due to the CEO	31,500	-
Due to an Officer of the Company	24,813	-
Due to a director	5,250	-
Due to a director	3,150	-
	$112,975	$99,027

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

Related party Performance Share Units

For performance-based stock Options with a market condition, a Monte Carlo simulation model is used to determine the fair value. The Monte Carlo model utilizes multiple input variables that determine the probability of satisfying the market conditions stipulated in the award. The expense recognized for performance-based options is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The following assumptions were used at the time of grant:

For the year ended March 31, 2023

Market target price	$25.00
Share price	$13.25
Expected life (years)	3
Interest rate	2.39%
Annualized volatility (based on historical volatility)	107.5%

Effective January 17, 2022, and amended on September 7, 2022, the Company’s Board adopted a PSU Plan which reserved a fixed aggregate of 343,391 common shares (being 10% of the Company’s then issued and outstanding common shares) for issuance upon the redemption of performance-based share award units (each, again a PSU). Under the terms of the PSU Plan, the Company is required to obtain shareholder approval for the PSU Plan within three years after its adoption, and at least every three years thereafter. Any PSUs issued are subject to a four month hold from date of issue.

	Number of PSUs Outstanding	Number of PSUs Vested	Weighted Average Grant Date Fair Value	Share-based payment reserve

Balance at March 31, 2021	-	-	$ -	$ -
PSUs granted	280,000	-	14.85	1,063,622
PSUs vested	-	50,000	17.75	-
PSUs redeemed	(30,000)	(30,000)	17.75	(532,500)

Balance at March 31, 2022	250,000	20,000	14.50	531,122
PSUs granted	160,000	-	9.50	-
PSUs vesting through the period	-	-	14.50	341,127
PSUs redeemed	(20,000)	(20,000)	17.75	(355,000)
PSUs forfeited/cancelled	(390,000)	-	14.85	(517,249)

Balance at March 31, 2023	-	-	$ -	$ -

On January 31, 2022, the Company granted 280,000 PSUs fair valued at $4,156,210, to certain directors and officers under the Company’s PSU Plan. Of the 280,000 PSUs granted, 50,000 PSUs vested and became redeemable by the holders, and the remaining 230,000 PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $25.00 and $87.50 which will expire on January 31, 2025.

Of the 280,000 PSUs granted, 50,000 PSUs vested during the year ended March 31, 2022 and the remaining unvested PSUs are expensed straight line over 3 years. During the year ended March 31, 2022, the Company recognized share-based payment expense of $1,063,622. Of the 50,000 PSUs that vested, 30,000 were converted to Common Shares during the year-ended March 31, 2022. During the year ended March 31, 2023, the Company recognized share-based payment expense of $135,395.

During the year ended March 31, 2023, the Company granted 40,000 PSUs fair valued at $387,379 to a director under the Company’s PSU Plan. The PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $25.00 and $87.50 which were to expire on April 12, 2025. During the year ended March 31, 2023, the Company recognized share-based payment expense of $60,495.

During the year ended March 31, 2023, the Company modified 140,000 unvested PSUs from earlier grants. The modified PSUs are fair valued at $638,584 and will vest and become redeemable upon the occurrence of certain capital market liquidity events, with the balance vesting on the achievement of certain closing price milestones ranging between $19.50 and $68.00. The Company recognized $78,204 in share-based compensation expense.

During the year ended March 31, 2023, the Company granted 120,000 PSUs fair valued at $1,288,898 to a director under the Company’s PSU Plan. The PSUs will vest and become redeemable upon the occurrence of certain capital market liquidity events, with the balance vesting on the achievement of certain closing price milestones ranging between $19.50 and $68.00. The Company recognized $67,032 in share-based compensation expense.

During the year ended March 31, 2023, 390,000 unvested PSUs were cancelled. Upon cancellation $517,248 of previously recognized share-based compensation expense was reversed from reserves directly to deficit.

The PSU Plan was approved and implemented by the Company’s directors effective January 17, 2022.  At the Company’s annual general and special meeting held on December 2, 2022, the shareholders voted against ratification of the PSU Plan.  On December 7, 2022, an aggregate of 10,000,000 previously issued and unvested PSUs were forfeited.  On January 6, 2023, an aggregate of 500,000 outstanding vested PSUs were redeemed, following which there were no longer any PSUs issued and outstanding under the PSU Plan.  On January 5, 2023, the Board resolved to terminate the PSU Plan.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Following are the matters to be voted on at the Meeting:

(a)Election of Directors – see “Election of Directors” herein;

(b)Appointment of Auditor – see “Appointment of Auditor” herein; and

(c)Approval of the 2023 Stock Incentive Plan – see “Approval of 2023 Stock Incentive Plan” herein.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements for the year ended March 31, 2023 and the related management’s discussion and analysis (collectively, the “Financial Statements”).  A copy of the Financial Statements will be made available at the Meeting for review by any shareholder.

Additional information relating to the Company and copies of the Financial Statements may also be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca or, upon request directly from the Company at #250, 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T7 by phone at 604-330-8067 or through email at info@foremostlithium.com, attention: Corporate Secretary.  The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

Dated at Vancouver, British Columbia, Canada, on this 13th day of December, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

“Jason Barnard”

Jason Barnard
President, Chief Executive Officer and a director

__________

Schedule “A”

2023 STOCK INCENTIVE PLAN

__________

2023 STOCK INCENTIVE PLAN

Effective December 12, 2023

__________

TABLE OF CONTENTS

Article               Page

Article 1 PURPOSE1

1.1Purpose1

Article 2 INTERPRETATION1

2.1Definitions1

2.2Interpretation9

Article 3 ADMINISTRATION9

3.1Administration9

3.2Delegation to Committee10

3.3Determinations Binding11

3.4Eligibility11

3.5Plan Administrator Requirements11

3.6Total Shares Subject to Awards12

3.7Award Agreements12

3.8Non-transferability of Awards12

Article 4 OPTIONS13

4.1Granting of Options13

4.2Exercise Price13

4.3Term of Options13

4.4Vesting and Exercisability13

4.5Payment of Exercise Price14

Article 5 RESTRICTED SHARE UNITS15

5.1Granting of RSUs15

5.2RSU Account15

5.3Vesting of RSUs15

5.4Settlement of RSUs15

Article 6 PERFORMANCE SHARE UNITS16

6.1Granting of PSUs16

6.2Terms of PSUs16

6.3Performance Goals16

6.4PSU Account16

6.5Vesting of PSUs17

6.6Settlement of PSUs17

Article 7 DEFERRED SHARE UNITS17

7.1Granting of DSUs17

7.2DSU Account18

7.3Vesting of DSUs19

7.4Settlement of DSUs19

7.5No Additional Amount or Benefit19

Article 8 ADDITIONAL AWARD TERMS20

8.1Dividend Equivalents20

8.2Black-out Period20

8.3Withholding Taxes20

8.4Recoupment21

Article 9 TERMINATION OF EMPLOYMENT OR SERVICES21

9.1Termination of Employee, Consultant or Director21

9.2Discretion to Permit Acceleration of Vesting24

Article 10 EVENTS AFFECTING THE CORPORATION24

10.1General24

10.2Change in Control25

10.3Reorganization of Corporation’s Capital26

10.4Other Events Affecting the Corporation27

10.5Immediate Acceleration of Awards27

10.6Issue by Corporation of Additional Shares27

10.7Fractions28

Article 11 U.S. TAXPAYERS28

11.1Provisions for U.S. Taxpayers28

11.2Certain Defined Terms28

11.3ISOs28

11.4ISO Grants to 10% Shareholders29

11.5$100,000 Per Year Limitation for ISOs29

11.6Disqualifying Dispositions29

11.7Section 409A of the Code29

11.8Section 83(b) Election30

11.9Application of Article 11 to U.S. Taxpayers30

Article 12 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN31

12.1Amendment, Suspension, or Termination of the Plan31

12.2Shareholder Approval31

12.3Permitted Amendments32

Article 13 MISCELLANEOUS33

13.1Legal Requirement33

13.2No Other Benefit33

13.3Rights of Participant33

13.4Corporate Action33

13.5Conflict33

13.6Anti-Hedging Policy33

13.7Participant Information34

13.8Participation in the Plan34

13.9International Participants34

13.10Successors and Assigns34

13.11General Restrictions or Assignment34

13.12Severability34

13.13Notices35

13.14Effective Date35

13.15Governing Law35

13.16Submission to Jurisdiction35

__________

(i)

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

STOCK INCENTIVE PLAN

ARTICLE 1
PURPOSE

1.1Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long-term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation.

ARTICLE 2
INTERPRETATION

2.1Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

“Award” means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in such form as provided herein;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

“Board” means the board of directors of the Corporation as it may be constituted from time to time;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver, British Columbia, are open for commercial business during normal banking hours;

“Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act;

“Cash Fees” has the meaning set forth in Subsection 7.1(a);

“Cashless Exercise” has the meaning set forth in Subsection 4.5(b);

“Cause” means, with respect to a particular Participant:

(a)“cause” (or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(b)in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(c)in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual’s employment without notice or pay in lieu thereof or other damages or (ii) the Corporation or any subsidiary thereof may terminate the Participant’s contract without notice or without pay in lieu thereof or other termination fee or damages;

“Change in Control” means the occurrence of any one or more of the following events:

(a)any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (British Columbia)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, and including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(c)the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more Persons which were Affiliates of the Corporation prior to such event;

(d)the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short-form amalgamation or exchange of securities with a subsidiary of the Corporation);

(e)individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(f)any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (the “voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity; and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

“Committee” has the meaning set forth in Section 3.2;

“Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a)when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(b)when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c)when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Corporation” means Electrameccanica Vehicles Corp.;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or, if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

“Director” means a director of the Corporation who is not an Employee;

“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means, with respect to a particular Participant:

(a)“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(b)in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement; or

(c)in the event neither (a) or (b) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being December 12, 2023;

“Elected Amount” has the meaning set forth in Subsection 7.1(a);

“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b);

“Election Notice” has the meaning set forth in Subsection 7.1(b);

“Employee” means an individual who:

(a)is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(b)works full-time or part-time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary;

“Exchange” means (a) The Nasdaq Stock Market LLC or (b) the primary exchange on which the Shares are then listed, as determined by the Plan Administrator, if (i) The Nasdaq Stock Market LLC is no longer the Corporation’s primary exchange or (ii) the Shares are not listed on The Nasdaq Stock Market LLC;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

“In the Money Amount” has the meaning given to it in Subsection 4.5(b);

“Insider” means an “insider” as defined in the rules of the Exchange from time to time;

“Market Price” at any date in respect of the Shares shall be the volume weighted average closing price of Shares on the Exchange for the five trading days immediately preceding such date; provided that, for so long as the Shares are listed and posted for trading on the Exchange, the Market Price shall not be less than the market price, as calculated under the policies of the Exchange; and provided, further, that with respect to an Award made to a U.S. Taxpayer, such Participant, the class of Shares and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

“Option” means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non-transferable, unless otherwise approved by the Plan Administrator;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Participant” means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this 2023 Stock Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“Prior Plan” means the Corporation’s 2021 Stock Option Plan, as the same may have been amended and/or restated;

“PSU Service Year” has the meaning given to it in Section 6.1;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

“Retirement” means the termination of the Participant’s working career by reason of retirement, other than on account of the Participant’s termination of service by the Corporation or its subsidiary for Cause;

“RSU Service Year” has the meaning given to it in Section 5.1;

“Section 409A of the Code” or “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretive authority issued thereunder;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

“Share” means one common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with the laws of the Province of British Columbia or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or, after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan, to be a subsidiary;

“Tax Act” has the meaning set forth in Section 4.5(d);

“Termination Date” means, subject to applicable law which cannot be waived:

(a)in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the “Termination Date” (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be; provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(b)in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(c)in the case of a Director, the date such individual ceases to be a Director;

and in each case unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant’s “Termination Date” will be the date the Participant experiences a “Separation from Service” with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code;

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Person” shall mean a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2Interpretation

(a)Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)Words importing the singular include the plural and vice versa, and words importing any gender include any other gender.

(d)Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3
ADMINISTRATION

3.1Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)determine the individuals to whom grants of Awards under the Plan may be made;

(b)make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines, and including, without limitation:

(i)the time or times at which Awards may be granted;

(ii)the conditions under which:

(A)Awards may be granted to Participants; or

(B)Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii)the number of Shares to be covered by any Award;

(iv)the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)establish the form or forms of Award Agreements;

(d)cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)construe and interpret this Plan and all Award Agreements;

(f)adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2Delegation to Committee

(a)The initial Plan Administrator shall be the Board.

(b)To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

(c)If a Committee has been appointed pursuant to this Section  3.2, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.  From time to time the Board may increase the size of any Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies (however caused) and dissolve a Committee and thereafter directly administer the Plan, all to the extent permitted by applicable laws and, in the case of a Committee administering the Plan in accordance with the requirements of Exchange Act Rule 16b-3 or Section 162(m) of the Code to the extent it remains applicable with respect to any outstanding Awards issued under the Corporation’s Prior Plan, to the extent permitted or required by such provisions.

3.3Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 9.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall be issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements.

Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6Total Shares Subject to Awards

(a)Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the maximum aggregate number of Shares that may be issued pursuant to Awards granted under the Plan shall not exceed 850,000 Shares.  Such maximum number of Shares consists of (i) 378,800 Shares issuable pursuant to Awards previously granted and, if applicable, outstanding or exercised under the Corporation’s Prior Plan as of the Effective Date, which Awards are covered by this Plan, and (ii) 471,200 additional Shares that may be issued pursuant to Awards to be granted under this Plan. Shares delivered under the Plan shall be authorized but unissued shares, treasury shares or shares purchased on the open market or by private purchase.

(b)To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered to the Corporation by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, any Award Agreement to a Participant granted an Award pursuant to this Plan.

3.8Non-transferability of Awards

Except as permitted by the Plan Administrator, and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and, immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death.

ARTICLE 4
OPTIONS

4.1Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the greater of the closing market price of the Shares on:

(a)The trading day prior to the Date of Grant; and

(b)The Date of Grant.

4.3Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4Vesting and Exercisability

(a)The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c)Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5Payment of Exercise Price

(a)Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might, in the discretion of the Plan Administrator, be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 4.5(b) or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b)Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, at its discretion, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

(c)No Shares will be issued or transferred until full payment therefor has been received by the Corporation or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d)If a Participant surrenders Options through a Cashless Exercise pursuant to Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will, at the written request of the Participant, cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE  5
RESTRICTED SHARE UNITS

5.1Granting of RSUs

(a)The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). If a Participant is to receive RSUs as remuneration for an RSU Service Year other than as a bonus or similar payment, the RSU grant shall be made before such remuneration has been earned, and, for greater certainty, if such RSU grants are made at the discretion of the Plan Administrator on a quarterly basis, each such RSU grant shall be made in advance of the quarter to which it relates. The terms and conditions of each RSU grant shall be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share upon the settlement of such RSU.

(b)The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant.

5.3Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A with respect to a U.S. Taxpayer.

5.4Settlement of RSUs

The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that settlement shall in all cases be in the form of Shares, and further provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Unless an RSU awarded to a U.S. Taxpayer is designed to be exempt from Section 409A (and the applicable RSU Agreement properly reflects terms required for such exemption), the applicable RSU Award Agreement will designate the payment date or event for settlement of the RSUs in accordance with the requirements of Section 409A, specifically setting forth such date or dates that are the “RSU Designated Payment Date(s)”.  Subject to Section 11.7(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU the Participant shall redeem each vested RSU for one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct.

ARTICLE 6
PERFORMANCE SHARE UNITS

6.1Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of services rendered by the applicable Participant in a taxation year (the ”PSU Service Year”). If a Participant is to receive PSUs as remuneration for a PSU Service Year other than as a bonus or similar payment, the PSU grant shall be made before such remuneration has been earned. The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Unless a PSU awarded to a U.S. Taxpayer is designed to be exempt from Section 409A (and the applicable PSU Agreement properly reflects terms required for such exemption), the applicable PSU Award Agreement will designate the payment date or event for settlement of the PSUs in accordance with the requirements of Section 409A (the “PSU Designated Payment Date”), and unless otherwise provided in the PSU Award Agreement, the PSU Designated Payment Date(s) will be the last day of the designated performance period.  Each PSU will consist of a right to receive a Share upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant’s employment and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement, provided that settlement shall in all cases be in the form of Shares.

6.3Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no vesting will occur, levels of performance at which specified vesting will occur and a maximum level of performance above which no additional settlement or vesting will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant.

6.5Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs, provided that the terms comply with Section 409A, to the extent it is applicable, with respect to a U.S. Taxpayer.

6.6Settlement of PSUs

The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that settlement shall in all cases be in the form of Shares, and further provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Subject to Section 11.7(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU the Participant shall redeem each vested PSU for one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct.

ARTICLE 7
DEFERRED SHARE UNITS

7.1Granting of DSUs

(a)The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

(b)Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year in which the services giving rise to the Director Fees that are subject to such election are performed (other than for Director Fees payable for the 2023 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30-day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Subsection 7.1(b) shall be deemed to apply to all Cash Fees that are earned in calendar years beginning after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years.

(d)Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B.  Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C is delivered.

(e)Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Subsection 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount) by (ii) the Market Price of a Share on the Date of Grant.

(g)In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation as of the

Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4Settlement of DSUs

(a)DSUs shall be settled on the date established in the Award Agreement; provided, however, that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer, the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date nor later than the end of the first calendar year commencing after the Termination Date), and for a Participant who is a U.S. Taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the Participant’s Separation from Service nor later than the end of the first calendar year commencing after the Termination Date).  On the settlement date for any DSU the Participant shall redeem each vested DSU for:

one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or

at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b)Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation.

7.5No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm’s length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

ARTICLE 8
ADDITIONAL AWARD TERMS

8.1Dividend Equivalents

(a)Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs to be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Sections 5.4, 6.6, and 7.4 respectively.

(b)The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2Black-out Period

In the event that an Award expires at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

8.3Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding or remittance liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless related withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances the Plan Administrator may require that a Participant pay to the Corporation the amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be, or, at the discretion of the Plan Administrator, at any earlier date as a condition of vesting or settlement of the Award. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

ARTICLE 9
TERMINATION OF EMPLOYMENT OR SERVICES

9.1Termination of Employee, Consultant or Director

Subject to Section 9.2, unless otherwise determined by the Plan Administrator and set forth in an employment agreement, Award Agreement or other written agreement:

(a)where a Participant’s employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of the voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b)where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award (other than an Option) of a Participant who is not a U.S. Taxpayer, such Award will be settled within 90 days after the Termination Date.  In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Section 9.1(b)), such RSU or PSU will be settled within 90 days after the Termination Date.  Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant’s Election Notice (the form of which is attached as Schedule A hereto);

(c)where a Participant’s employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award (other than an Option) of a Participant who is not a U.S. Taxpayer will be settled within 90 days after the Termination Date.  In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Section 9.1(c)), such RSU or PSU will be settled within 90 days after the Termination Date.  Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant’s Election Notice (the form of which is attached as Schedule A hereto);

(d)where a Participant’s employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award (other than an Option), of a Participant who is not a U.S. Taxpayer, such Award will be settled with the Participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death.  In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Section 9.1(d)), such RSU or PSU will be settled with the Participant’s beneficiary or legal representative within 90 days after the Participant’s death.  Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant’s Election Notice (the form of which is attached as Schedule A hereto);

(e)where  the employment, consulting agreement or arrangement of a Participant is terminated due to the Participant’s Retirement, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest.  Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the third anniversary of the Participant’s date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period.  With respect to Awards of Participants who are not U.S. Taxpayers, in the case of a vested Award other than an Option, such Award will be settled within 90 days after the Participant’s Retirement.  In the case of a vested Award other than an Option (and with respect to U.S. Taxpayers a Vested Award other than an Option or a DSU), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary.  With respect to Awards of Participants who are U.S. Taxpayers, vested RSUs and vested PSUs (including RSUs and PSUs that become vested as a result of this Section 9.1(e)) will be settled within 90 days after the Participant’s Termination Date.  Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant’s Election Notice (the form is attached as Schedule A hereto). Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a Director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f)a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i)the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii)the date of the death, Disability or Retirement of the Participant;

(g)notwithstanding Subsection 9.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

(h)for greater clarity,  RSUs PSUs and DSUs granted to a Participant who is a U.S. Taxpayer are intended to comply with Section 409A, and unless otherwise provided in the applicable Award Agreement or other written agreement, or unless exempt from Section 409A, the settlement of vested RSUs and vested PSUs will occur, subject to Subsections 11.7(d) and 10.2(c), at the earlier of (i) the Participant’s Separation from Service, and (ii) the RSU Designated Payment Date or PSU Designated Payment Date, as applicable.  DSUs granted to a Participant who is a U.S. Taxpayer will be settled and paid out in accordance with the Participant’s Election Notice (the form of which is attached as Schedule A hereto).

9.2Discretion to Permit Acceleration of Vesting

Notwithstanding the provisions of Section 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator, taking into account the requirements of Section 409A of the Code with respect to Awards of U.S. Taxpayers, to the extent it is applicable, and provided that such acceleration of vesting will not change the time of settlement of an Award that is subject to Section 409A unless otherwise permitted under Section 409A.

ARTICLE 10
EVENTS AFFECTING THE CORPORATION

10.1General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder.

10.2Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a)subject to this Section 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Subsection 10.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing:

(i)in the case of Options held by a Canadian Taxpayer the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act) of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted; and

(ii)in the case of RSUs and PSUs held by a Canadian Taxpayer the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act) of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted;

(b)notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

(i)any unvested Awards held by the Participant at the Termination Date shall immediately vest; and

(ii)any vested Awards of Participants may be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Award and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options and DSUs) granted to U.S. Taxpayers will be settled within 90 days of the Participant’s Separation from Service. DSUs of U.S. Taxpayers will be settled in accordance with the Participant’s Election Notice (the form of which is attached as Schedule A hereto) unless earlier settlement upon the Participant’s Separation from Service would be permitted under Section 409A.  Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled;

(c)notwithstanding Subsection 10.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option, RSU or PSU held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control, and provided further that DSUs of a U.S. Taxpayer will not be terminated and paid out pursuant to this Subsection 10.2(c) unless otherwise permitted in compliance with Section 409A; and

(d)it is intended that any actions taken under this Section 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

10.3Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, then, subject to the prior approval of the Exchange, if required, (i) the number of Shares reserved for issuance under the Plan shall be correspondingly adjusted and (ii) the Plan Administrator will make such adjustments to Awards (such as the number and type of securities subject to an Award, the Exercise Price of an Award and any performance goals) or to any provisions of this Plan as the Plan Administrator deems equitable to prevent dilution or enlargement of Awards or as may otherwise be advisable.

10.4Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5Immediate Acceleration of Awards

In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards, provided that any adjustment of acceleration of vesting undertaken pursuant to Article 10 shall be undertaken only in a manner, and to the extent, they will not result in adverse tax consequences under Section 409A of the Code.

10.6Issue by Corporation of Additional Shares

Except as expressly provided in this Article 10, neither:

(a)the issue by the Corporation of (i) shares of any class, (ii) securities convertible into or exchangeable for shares of any class or (iii) securities otherwise entitling the holder to acquire shares of any class (including, without limitation, stock options and Share purchase warrants); nor

(b)the issuance of the underlying securities upon the exercise of the conversion, exchange or other acquisition rights attaching to such securities;

affects, and no adjustment by reason thereof is to be made with respect to, the number of Shares that may be acquired as a result of a grant of Awards.

10.7Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 11
U.S. TAXPAYERS

11.1Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (the “ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non-qualified stock option, the Option will be a non-qualified stock option.  The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non-qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A, or (ii) such Option otherwise is exempt from Section 409A.

11.2Certain Defined Terms

For the purposes of this Article 11:

(a)“employee” means any person who is considered an employee of the Corporation or any parent corporation or subsidiary of the Corporation for purposes of Treasury Regulation Section 1.421-1(h);

(b)“parent corporation” has the meaning ascribed thereto in Sections 424(e) of the Code; and

(c)“subsidiary corporation” has the meaning ascribed thereto in Sections 424(f) of the Code.

11.3ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 425,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan.  ISOs may be granted at the discretion of the Plan Administrator, provided that ISOs may only be granted to an individual who is an employee of the Corporation or of a parent corporation or subsidiary corporation of the Corporation.  No ISO may be granted more than ten years after the earlier of (i) the date on which the Plan is adopted by the Board or (ii) the date on which the Plan is approved by the shareholders.

11.4ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a parent corporation or subsidiary corporation on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

11.5$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any parent corporation or subsidiary corporation) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

11.6Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

11.7Section 409A of the Code

(a)This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A of the Code,

(III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c)The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d)Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

11.8Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

11.9Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this Article 11 shall only apply to U.S. Taxpayers.

ARTICLE 12
AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion, determines appropriate; provided, however, that:

(a)no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements;

(b)any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained; and

(c)no such amendment, modification or change may alter the requirement that the settlement of vested RSUs, PSUs and Options held by a Canadian Taxpayer for the purposes of the Tax Act must be in the form of Shares.

12.2Shareholder Approval

Notwithstanding Section 12.1 and subject to any rules of the Exchange, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a)increases the maximum number of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(c)extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(d)permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(e)increases or removes the limits on the participation of Directors;

(f)permits Awards to be transferred to a Person;

(g)changes the eligible participants of the Plan; or

(h)deletes or reduces the range of amendments which require approval of shareholders under this Section 12.2.

12.3Permitted Amendments

Without limiting the generality of Section 12.1, but subject to Section 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)making any amendments to the general vesting provisions of each Award;

(b)making any amendments to the provisions set out in Article 9;

(c)making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants; or

(e)making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 13
MISCELLANEOUS

13.1Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

13.2No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as a Director, Employee or Consultant. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest whether or not such action would have an adverse effect on this Plan or any Award.

13.5Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

13.6Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

13.7Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence) in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

13.8Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

13.9International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

13.10Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.11General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

13.12Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.13Notices

All written notices to be given by a Participant to the Corporation shall be delivered either personally or by e-mail or mail, postage prepaid, addressed as follows:

Foremost Lithium Resource & Technology Ltd.
c/o Royal Centre, 1055 West Georgia Street
Suite 1500, Vancouver, British Columbia, Canada, V6E 4N5
Attention: Chief Financial Officer.

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.14Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

13.15Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

13.16Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan and including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

__________

SCHEDULE A

Foremost Lithium Resource & Technology Ltd. (the “Corporation”)
2023 Stock Incentive Plan (the “Plan”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of deferred share units (“DSUs”) pursuant to Article 7 of the Plan and to receive ____% of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the later of (i) my “separation from service” (within the meaning of Section 409A) or (ii) ______________________________.

I confirm that:

(a)I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them;

(b)I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time;

(c)the value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed; and

(d)to the extent I am a U.S. Taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

I understand that the amount of the Cash Fees that I elect to defer under this Election Notice are subject to the rights of the Corporation’s creditors in the event of the Corporation’s insolvency. I further understand that this Election Notice will be effective upon receipt by the Corporation.

A-2

Once I have elected to defer Cash Fees into additional DSUs by filing this Election Notice, the deferral election will govern the entire period to which it relates and cannot be revoked. Similarly, to the extent that I am a U.S. Taxpayer and have elected the time of settlement of my DSUs by filing this Election Notice, the settlement election will be irrevocable and may not be changed at any time prior to settlement of the DSUs subject to such election.

Date: .
(Name of Participant)

(Signature of Participant)

A-3

NOTICE TO DIRECTORS WHO ARE NOT U.S. TAXPAYERS

If you, as an “Electing Person” under the Plan, wish to elect to receive any portion (the “Elected Amount”) of the Director Fees that would otherwise be payable to you in cash (the “Cash Fees”) in the form of DSUs, you must file this notice of election (the “Election Notice”) with the Chief Financial Officer (the “CFO”) of the Corporation pursuant to Section 7.1(b) of the Plan:

(a)if you are an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply; or

(b)if you are a newly appointed as a Director, within 30 days of your appointment with respect to compensation paid for services to be performed after such date.

Subject to applicable tax law, the Elected Amount can be between 0% and 100% of your Cash Fees.

If no election is made within the foregoing time frames, you will be deemed to have elected to be paid the entire amount of you Cash Fees in cash.

Subject to Section 7.1(d) of the Plan, your election shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice with the CFO.  You are not required to file another Election Notice for subsequent calendar years.

Under Section 7.1(d) of the Plan, you may elect once per calendar year to terminate your election to receive DSUs by filing with the CFO a termination notice (the “Termination Notice”) in the form annexed to the Plan as Schedule B.  Such termination shall be effective immediately upon receipt of such notice by the Corporation, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of your Cash Fees payable or paid in the same calendar year and, subject to filing a further Election Notice in accordance with Section 7.1(b) of the Plan, all subsequent calendar years shall be paid in cash. For greater certainty, to the extent that you terminate your participation in the grant of DSUs pursuant to Article 7 of the Plan, you will not be entitled to elect to receive the Elected Amount, or any other amount of your Cash Fees in DSUs again until the calendar year following the year in which the Termination Notice is delivered

Please refer to Article 7 of the Plan for further information, and consult your professional tax adviser as to the tax consequences of making an election.

NOTICE TO DIRECTORS WHO ARE U.S. TAXPAYERS

If you, as an “Electing Person” under the Plan, wish to elect to receive any portion (the “Elected Amount”) of the Director Fees that would otherwise be payable to you in cash (the “Cash Fees”) in the form of DSUs, you must file this notice of election (the “Election Notice”) with the Chief Financial Officer (the “CFO”) of the Corporation pursuant to Section 7.1(b) of the Plan:

(a)if you are an existing Electing Person, by December 31st in the year prior to the year in which the services giving rise to the Director Fees that are subject to such election are performed; or

(b) if you are a newly appointed, and this is the first year in which you are electing to be an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A of the Code), within 30 days of your appointment, provided that such election shall apply on to compensation paid for services to be performed after the end of the 30-day election period.

Subject to applicable tax law, the Elected Amount can be between 0% and 100% of your Cash Fees.

If no election is made within the foregoing time frames, you will be deemed to have elected to be paid the entire amount of you Cash Fees in cash.

Subject to Section 7.1(d) of the Plan, your election shall be deemed to apply to all Cash Fees earned after the date on which you file this Election Notice with the CFO.  You are not required to file another Election Notice for subsequent calendar years.

Under Section 7.1(d) of the Plan, you may elect to terminate your election to receive DSUs by filing with the CFO a termination notice (a “Termination Notice”) in the form annexed to the Plan as Schedule C.  As a U.S. Taxpayer, your election to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year, and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the Termination Notice is delivered.

Please refer to Article 7 of the Plan for further information, and consult your professional tax adviser as to the tax consequences of making an election.

__________

SCHEDULE B

Foremost Lithium Resource & Technology Ltd.
2023 Stock Incentive Plan (the “Plan”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in deferred share units (“DSUs”) in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date: .
(Name of Participant)

(Signature of Participant)

Note:An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

__________

SCHEDULE C

Foremost Lithium Resource & Technology Ltd. (the “Corporation”)
2023 Stock Incentive Plan (the “Plan”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs (U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in deferred share units (“DSUs”) in accordance with Article 7 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date: .
(Name of Participant)

(Signature of Participant)

Note:An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

__________

Schedule “B”

CORPORATE AUDIT COMMITTEE CHARTER

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (the “Company”)

As revised and adopted by the Board on January 5, 2023

GENERAL

1.Purpose and Responsibilities of the Committee

1.1Purpose

The primary purpose of the Committee is to assist Board oversight of:

(a)the integrity of the Corporation’s financial statements;

(b)the Corporation's compliance with legal and regulatory requirements;

(c)the External Auditor's qualifications and independence; and

(d)the performance of the Corporation's internal controls and audit functions and the External Auditor.

2.Definitions and Interpretation

2.1Definitions

In this Charter:

(a)"Board" means the board of directors of the Corporation;

(b)"Chair" means the chair of the Committee;

(c)"Committee" means the audit committee of the Board;

(d)"Corporation" means Foremost Lithium Resource & Technology Ltd.

(e)"Director" means a member of the Board; and

(f)"External Auditor" means the Corporation's independent auditor.

2.2Interpretation

The provisions of this Charter are subject to the articles and by-laws of the Corporation and to the applicable provisions of the British Columbia Business Corporations Act, applicable securities laws and any other applicable legislation.

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.Establishment and Composition of the Committee

3.1Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2Appointment and Removal of Members of the Committee

(a)Board Appoints Members.  The members of the Committee shall be appointed by the Board.

(b)Annual Appointments.  The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

(c)Vacancies.  The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors.  If a vacancy exists on the Committee, the remaining members shall exercise all of their powers so long as a quorum remains in office.

(d)Removal of Member.  Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3Number of Members

The Committee shall consist of three or more Directors.

3.4Independence of Members

Each of the members of the Committee shall be independent for the purposes of all applicable regulatory and stock exchange requirements.

3.5Financial Literacy

(a)Financial Literacy Requirement.  Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)Definition of Financial Literacy.  "Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

(c)Financial Expert. At least one member of the Committee shall satisfy the applicable Nasdaq Stock Market and/or NYSE American LLC financial sophistication requirements as in effect from time to time.

4.Committee Chair

4.1Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee who are unrelated directors (or, if it fails to do so, the members of the Committee shall appoint the Chair from among its members).

4.2Chair to be Appointed Annually

The designation of the Committee's Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.Committee Meetings

5.1Quorum

A quorum of the Committee shall be a majority of its members.

5.2Secretary

The Chair shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least four times per year on a quarterly basis.

5.4In Camera Meetings

On at least an annual basis, the Committee shall meet separately with each of:

(a)management; and

(b)the External Auditor

5.5Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

5.6Voting

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.

5.7Invitees

The Committee may invite Directors, officers, employees and consultants of the Corporation or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.  The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at the Corporation's expense.

5.8Regular Reporting

The Committee shall report to the Board at the Board's next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

6.Authority of Committee

6.1Retaining and Compensating Advisors

The Committee shall have the sole authority to engage independent counsel and any other advisors as the Committee may deem appropriate in its sole discretion and to set the compensation for any advisors employed by the audit committee.  The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2Funding

The Committee shall have the authority to authorize the payment of:

(a)compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (National Instrument 52-110 – Audit Committees requires disclosure of fees by category paid to the External Auditor).

(b)compensation for any advisors employed by the audit committee under Section 6.1 hereof; and

(c)ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6.3Subcommittees

The Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

6.4Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board, but shall have no decision-making authority other than as specifically contemplated in this Charter.

6.5Compensation

The Committee has the authority to communicate directly with External Auditors and the internal auditors.

7.Remuneration of Committee Members

7.1Remuneration of Committee Members

Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2Directors' Fees

No member of the Committee may earn fees from the Corporation or any of its subsidiaries other than directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive).  For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation.

SPECIFIC DUTIES AND RESPONSIBILITIES

8.Integrity of Financial Statements

8.1Review and Approval of Financial Information

(a)Annual Financial Statements.  The Committee shall review and discuss with management and the External Auditor the Corporation's audited annual financial statements and related management's discussion and analysis ("MD&A") together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

(b)Interim Financial Statements. The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve the Corporation's interim unaudited financial statements and related MD&A.

(c)Reports. The Committee shall prepare any report required by the rules of any applicable securities regulatory authority to be included in the Company’s annual proxy statement, as well as any other report required of the Committee under applicable laws.

(d)Material Public Financial Disclosure.  The Committee shall discuss with management and the External Auditor:

(i)the types of information to be disclosed and the type of presentation to be made in connection with profit or loss or earnings press releases; and

(ii)financial information and earnings guidance (if any) provided to analysts and rating agencies.

(e)Procedures for Review.  The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements (other than financial statements, MD&A and profit or loss or earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

(f)General.  To the extent the Committee deems it necessary or appropriate, the Committee may review and discuss with management and the External Auditor:

(i)major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles;

(ii)major issues as to the adequacy of the Corporation's internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

(iii)analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements;

(iv)the effect on the financial statements of the Corporation of regulatory and accounting initiatives, as well as off-balance sheet transaction structures, obligations (including contingent obligations) and other relationships of the Corporation with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of the Corporation;

(v)the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(vi)any financial information or financial statements in prospectuses and other offering documents;

(vii)the management certifications of the financial statements as required under applicable securities laws in Canada or otherwise; and

(viii)any other relevant reports or financial information submitted by the Corporation to any governmental body or the public.

9.External Auditor

9.1External Auditor

(a)Authority with Respect to External Auditor.  As a representative of the Corporation's shareholders and subject to applicable law and regulations (including, without limitation, applicable Canadian Corporate and Securities laws and Section 10A(m)(2) of the United States Securities Exchange Act of 1934, as amended), the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation.  In the discharge of this responsibility, the Committee shall:

(i)have sole responsibility for recommending to the Board the person to be proposed to the Corporation's shareholders for appointment as External Auditor for the above-described purposes and recommending such External Auditor’s compensation;

(ii)determine at any time whether the Board should recommend to the Corporation's shareholders that the incumbent External Auditor should be removed from office;

(iii)review the terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and

(iv)require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b)Independence.  The Committee shall satisfy itself as to the independence of the External Auditor.  As part of this process the Committee shall:

(i)require the External Auditor to submit on a periodic basis to the Committee a formal written statement delineating all relationships between the External Auditor and the Corporation and engage in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and recommend that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence;

(ii)unless the Committee adopts pre-approval policies and procedures,  approve any non-audit services provided by the External Auditor, provided the Committee may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

(iii)review and approve the policy setting out the restrictions on the Corporation partners, employees and former partners and employees of the Corporation's current or former External Auditor.

(c)Issues Between External Auditor and Management.  The Committee shall:

(i)review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or access to requested information; and

(ii)review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor.

(d)Non-Audit Services.

(i)The Committee shall either:

(A)approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of the Corporation to the Corporation (including its subsidiaries); or

(B)adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the audit committee is informed of each non-audit service and the procedures do not include delegation of the audit committee's responsibilities to management.

(ii)The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full Committee at its first scheduled meeting following such pre-approval.

(iii)The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by the Corporation at the time of the engagement as being non-audit services.

10.Other

10.1Related Party Transactions

The Committee shall review and approve all related party transactions in which the Corporation is involved or which the Corporation proposes to enter into.

10.2Expense Accounts

The Committee shall review and make recommendations with respect to:

(a)the expense account summaries submitted by the President and Chief Executive Officer on an annual basis;

(b)the Corporation's expense account policy, and rules relating to the standardization of the reporting on expense accounts

10.3Whistle Blowing

The Committee shall put in place procedures for:

(a)the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

11.Performance Evaluation

On a regular basis, the Committee shall follow the process established by the Board for assessing the performance and effectiveness of the Committee.

12.Charter Review

The Committee shall review and assess the adequacy of this Charter on a regular basis and recommend to the Board any changes it deems appropriate.